Exhibit 99.1
Notice of Annual General Meeting 2006

Amarin Corporation plc
To be held at:
7 Curzon Street
Mayfair
London
W1J 5HG

This document is important and requires your immediate attention. If you are in any doubt as to what action you should take, you should consult your stockbroker, bank manager, solicitor or other professional adviser immediately.

This document does not constitute or form part of an offer or invitation to sell or issue, or any solicitation or an offer to purchase or subscribe for, shares or any other interest in Amarin Corporation plc, (the "Company", "we" or "Amarin"), nor does it constitute the giving of investment advice by Amarin Corporation plc.

If you are a holder of American Depositary Securities representing Ordinary Shares of Amarin Corporation plc, you should refer to the accompanying letter from Citibank, N.A for details of the action you should take.

Registered in England and Wales
No. 2353920
Registered Office:
7 Curzon Street
Mayfair
London W1J 5HG

To the holders of the Company's Ordinary Shares and American Depositary Shares.

Date: 26(th) June 2006

Dear Shareholder

Annual General Meeting 2006

I have pleasure in sending you the notice of this year's Annual General Meeting which will be held at 7 Curzon Street, Mayfair, London, W1J 5HG on Thursday, 27(th) July 2006 at 11 a.m.

If you cannot attend the Annual General Meeting in person, you can still vote by returning the enclosed Proxy Form. Your notice of appointment of proxy should reach the Company's registrar (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, U.K. BN99 6ZL) no later than 11 a.m. on 25(th) July 2006.

Three resolutions are to be taken at this year's AGM as Special Business.

Explanatory Notes

Ordinary Business

Resolution 2 — Remuneration Report

By virtue of the UK Directors' Remuneration Report Regulations 2002 (which amend the UK Companies Act 1985 (the "Act")) each quoted company with a financial year ending on or after 31(st) December 2002 is required to publish a Board approved report on the remuneration of its directors as part of its reporting cycle, and to put a resolution to shareholders on such Remuneration Report at each annual general meeting. The Remuneration Report of the Company for the year ended 31(st) December, 2005 is set out on pages 14 to 19 of the Company's annual report and accounts for the financial year ended 31(st) December 2005 which are enclosed with this document.

Resolutions 3, 4, 5, 6 and 7 — Retirement by rotation and re-election of Directors

In accordance with Article 111 of the Company's Articles of Association Dr. Prem Lachman and Dr. John Climax, as Directors appointed by the Board since the date of the last Annual General Meeting, retire from office and each of them is proposed for re-election.

In accordance with Article 116 of the Company's Articles of Association, Thomas Lynch, Anthony Russell-Roberts and Dr. William Mason retire from office by rotation and each of them is proposed for re-election.

Special Business

Resolution 10 — To renew power of the Board to allot shares

The Act prevents Directors from allotting unissued shares without the authority of shareholders in general meeting. An ordinary resolution will be proposed to the AGM pursuant to the Act to authorise the Directors to allot new securities up to an amount equal to the aggregate nominal amount of the authorised but unissued share capital (including both ordinary and preference shares) of the Company at the close of business on the day preceding the date of the AGM for the period ending five years from the date of the resolution being passed.

Resolution 11 — To disapply statutory pre-emption rights

A special resolution will be proposed at the AGM to disapply the statutory pre-emption rights set out in section 89(1) of the Act in relation to the allotment of equity securities, which the Company considers most appropriate in the present circumstances as it offers the Board flexibility in respect of future proposals benefiting the Company.

Resolution 12 — Adoption of New Articles of Association

A special resolution will be proposed at the AGM to adopt new Articles of Association. The main variations from the Company's existing Articles of Associations are as follows:

(i) to give effect to the electronic communication provisions in the Companies Act 1985 (Electronic Communications) Order 2000 to enable the Company, in certain circumstances, to communicate with its members and others electronically;

(ii) to give effect to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, which came into force on 1 December 2003, to allow shares purchased by the Company out of distributable profits to be held as treasury shares, which may then be cancelled, sold for cash or used to meet the Company's obligations under its employee share schemes rather than, as would otherwise be the case, being immediately cancelled. The amount of shares which may be held as treasury shares is limited to shares with an aggregate nominal value not exceeding 10 per cent. of the relevant class of shares. Any sale of shares held in treasury would be subject to the rights of pre-emption granted by the Act except to the extent disapplied by the Company's Articles of Association or by special resolutions (including Resolution 11 above); and

(iii) to give effect to the UK Companies (Audit, Investigations and Community Enterprise) Act 2004 (the "2004 Act"), pursuant to which companies can take advantage of a specific exemption to indemnify directors against liabilities to third parties, and can pay directors' costs of defence proceedings as they are incurred (subject to an obligation to repay if the defense is not successful). This is to address concerns that directors of companies whose shares are admitted on the securities markets of the United States (including NASDAQ) may face class actions in the United States and to help alleviate (at least in the short term) the cost to directors of court proceedings in the United States. Pursuant to the 2004 Act companies can obtain liability insurance for directors and can also pay directors' legal costs if they are successful in defending legal proceedings. Accordingly, the Board has taken a decision that the Company should so indemnify its Directors and officers and the Company has entered into forms of indemnity with its Directors and officers which comply with the 2004 Act. In addition, the Company carries liability insurance for its directors and officers.

Actions to be Taken

Holders of Ordinary Shares will find enclosed a Proxy Form for use in relation to the AGM. Whether or not you intend to be present at the meeting you are requested to complete and return the Proxy Form in accordance with the instructions printed thereon to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, UK BN99 6ZL as soon as possible and, in any event, so as to arrive not later than 11 a.m. on 25(th) July 2006. The completion and return of a Proxy Form will not preclude you from attending the AGM and voting in person should you so wish.

Holders of American Depositary Securities in the Company should refer to the enclosed letter from Citibank, N.A. containing instructions as to what action you should take in order for your vote to be presented at the AGM.

Recommendation

Your Board believes that the resolutions contained in this Notice of Meeting are in the best interests of the Company and shareholders as a whole and unanimously recommends you to vote in favour of them, as your Directors intend to do in respect of their beneficial shareholdings.

Yours sincerely

-s- T G Lynch

T G Lynch
Chairman

AMARIN CORPORATION PLC
("the Company")
(registered in England and Wales No. 2353920)

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at 7 Curzon Street, Mayfair, London W1J 5HG on Thursday, 27(th) July 2006 at 11 a.m. for the following purposes:

Ordinary Business

1. To receive the Directors' Report and the financial statements for the year ended 31(st) December 2005.

2. To approve the Remuneration Report for the year ended 31(st) December 2005.

3. To re-elect Dr. Prem Lachman who was appointed as a Director since the last annual general meeting.

4. To re-elect Dr. John Climax who was appointed as a Director since the last annual general meeting.

5. To re-elect Mr. Thomas Lynch who retires by rotation and offers himself for re-election as a Director of the Company.

6. To re-elect Mr. Anthony Russell-Roberts who retires by rotation and offers himself for re-election as a Director of the Company.

7. To re-elect Dr. William Mason who retires by rotation and offers himself for re-election as a Director of the Company.

8. To re-appoint PricewaterhouseCoopers LLP as auditors of the Company to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

9. To authorise the Audit Committee of the Board of Directors of the Company to fix the remuneration of the Auditors.

Special Business

To consider and, if thought fit, pass the following resolutions, of which resolution 10 will be proposed as an ordinary resolution and resolutions 11 and 12 will be proposed as special resolutions.

10. That the Directors of the Company be and they are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act", including any modification or re-enactment thereof for the time being in force) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to the aggregate nominal amount of the authorised but unissued share capital of the Company as at close of business on 26(th) July 2006 and that this authority be in substitution to all and any previous such authorities provided that this authority is for a period expiring five years from the date of this resolution but the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred by this resolution had not expired.

11. That subject to the passing of the previous resolution, the Directors of the Company be and they are hereby empowered pursuant to section 95 of the Act to allot equity securities (within the meaning of the Act) pursuant to the authority conferred by the previous resolution as if section 89(1) of the Act did not apply to any such allotment and such powers shall expire on the date when the said authority expires or lapses in accordance with the Act, save that the Directors of the Company may before such expiry make any offer or agreement which would or might require equity securities to be allotted after such expiry and may implement the same notwithstanding such expiry.

12. That the existing Articles of Association be and they are hereby deleted and the new Articles of Association as initialled by the Chairman and presented to the meeting be and they are hereby adopted in place thereof.

BY ORDER OF THE BOARD

Tom Maher
Company Secretary
Registered office:
Amarin Corporation plc
7 Curzon Street
London
W1J 5HG
26(th) June 2006

NOTES:

1. A member entitled to attend and vote at the meeting convened by the notice set out above is entitled to appoint a proxy to attend and, on a poll, to vote in his place. A proxy need not be a member of the Company.

2. A form of proxy is enclosed. To be effective, it must be deposited at the office of the Company's registrars (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6ZL) so as to be received not later than 48 hours before the time appointed for holding the annual general meeting. Completion of the proxy does not preclude a member from subsequently attending and voting at the meeting in person if he or she so wishes.

3. The register of interests of the Directors and their families in the share capital of the Company and copies of contracts of service of Directors with the Company or with any of its subsidiary undertakings will be available for inspection at the registered office of the Company during normal business hours (Saturdays and public holidays excepted) from the date of this notice until the conclusion of the Annual General Meeting.

Members must be entered on the Company's register of members on 25(th) July 2006 at 6 p.m. to be entitled to attend and vote at the Annual General Meeting. Such shareholders may cast votes only in respect of shares of which they were registered holders at such time.